Filed by Frequency Therapeutics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Frequency Therapeutics, Inc.

Filer’s SEC File No.: 001-39062

Date: July 14, 2023

The following is a transcript of a joint conference call hosted by Frequency Therapeutics, Inc. (“Frequency”) and Korro Bio, Inc. (Korro Bio”) held on July 14, 2023:

Korro Bio and Frequency Therapeutics Merger Agreement

Conference Call Script

Operator

(Slide 1)

Good morning, and welcome to today’s joint conference call regarding the Korro Bio and Frequency Therapeutics proposed merger. At this time, all participants are in listen-only mode. Please be advised that the call is being recorded.

(Slide 2)

Today’s discussion and the accompanying presentation will contain forward-looking statements based upon the current expectations of Frequency Therapeutics and Korro Bio, which include, but are not limited to, statements regarding the expected timing, completion, effects, and potential benefits of the transaction and expectations, plan and prospects for the combined company, including its projected cash runway.

Such statements represent management’s judgment and intention as of today and involve assumptions, risks and uncertainties. Frequency and Korro undertake no obligation to update any or revise any forward-looking statements. These slides provide an overview of these forward-looking statements and the risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated in these forward-looking statements.

Additional information about the transaction is provided in a Current Report on Form 8-K that will be filed by Frequency Therapeutics with the Securities and Exchange Commission (SEC) and will be available at www.sec.gov and on Frequency Therapeutics’ website. Frequency will also file a registration statement on Form S-4, which will include a document that serves as a proxy statement/prospectus of Frequency Therapeutics and other documents regarding the proposed transaction. These documents will also be available at www.sec.gov and on Frequency Therapeutics’ website. Investors and security holders are urged to read these materials when they become available.

(Slide 3)

Risk factors that could cause actual outcomes and results to differ materially from those contemplated are summarized here.

Now, I’d like to turn the call over to David Lucchino, Chief Executive Officer of Frequency Therapeutics. Please go ahead.

David Lucchino

(Slide 4)

Thank you, operator, and good morning, everyone. Joining me on today’s call are Ram Aiyar, Korro Bio’s Chief Executive Officer and Vineet Agarwal, Korro Bio’s Chief Financial Officer.

This morning, we issued a press release announcing the proposed merger between Frequency Therapeutics and Korro Bio, a privately held, RNA editing company focused on the discovery and development of novel genetic medicines and committed to expanding the frontier of genetic medicine. This release is available at frequencytx.com in the Press Releases section under Investors & Media tab.

As many of you know, Frequency Therapeutics was founded to pioneer a new category in regenerative medicine, built on science that aims to activate progenitor cells to repair or restore cells and tissue. Throughout our journey, we have worked to balance a deep commitment to patients with a keen understanding of our responsibility to create value for our shareholders. We have evaluated a number of strategic options that would allow us to fulfill these commitments and responsibilities, and we believe that the proposed merger announced this morning provides the best opportunity for Frequency and its stockholders.

We believe Korro Bio is strongly positioned to transform the landscape of genetic medicine and that their cutting-edge RNA editing platform, known as OPERA, has the potential to enable the development of novel therapies across a wide range of indications. Moreover, we believe this transaction will result in a combined entity with a strong cash position backed by an impressive investor syndicate. We are confident that Korro’s leadership team their directors and advisors – and that their collective vision and proven track record will enable them to realize the clinical and commercial potential of this platform. I am grateful to our team for their diligence and collaboration that has allowed us to reach this outcome.

Now, I’ll turn the call over to Ram Aiyar, Chief Executive Officer of Korro Bio.

Ram Aiyar

(Slide 5)

Thank you, David, and thanks to everyone for joining us on the call. I am excited for this opportunity to provide an overview of Korro Bio and share our vision of creating transformative genetic medicines for diseases with high prevalence.

Our rationale for undertaking the proposed merger and planned concurrent financing announced this morning is grounded in our knowledge that innovating a new therapeutic paradigm is a capital-intensive endeavor, and companies that have succeeded have balanced spending capital iterating on the platform and taking programs to the clinic to treat human disease.

This merger and the planned concurrent financing of $117 million from leading life science investors, is expected to provide sufficient capital on the combined company’s balance sheet to be able to demonstrate the potential of our platform, and specifically take our lead asset into the clinic and obtain potentially early signals of activity and tolerability. In addition, it will support moving of additional pipeline programs generating multiple inflection points in the near-term.

During today’s call I’ll provide a brief overview of our RNA editing approach, describe our pipeline programs, with a primary focus on our lead program in alpha-1 antitrypsin deficiency, or AATD, and share our upcoming milestones.

I’ll now turn the call over to Vineet Agarwal who will review the terms of the proposed merger as well as the planned concurrent financing.

Vineet Agarwal

(Slide 6)

Thanks, Ram. As outlined in the press release issued earlier today, the proposed merger is an all-stock transaction. Pre-merger Frequency Therapeutics shareholders are expected to own approximately 8% and pre-merger Korro Bio equityholders are expected to own approximately 92% of the combined company on a fully diluted basis, in each case this is after giving effect to the planned concurrent financing of $117 million. Under the terms of the merger agreement, stockholders of Korro Bio will receive newly issued shares of Frequency Therapeutics common stock pursuant to a formula set forth in the merger agreement. The percentage of the combined company that Frequency Therapeutics stockholders will own upon the closing of the merger is subject to further adjustment based on the amount of Frequency’s net cash at the time of closing.

The merger has been unanimously approved by the boards of directors of both companies.

Korro Bio also anticipates approximately $117 million from the concurrent financing. The financing is co-led by Surveyor Capital (a Citadel company) and Cormorant Asset Management with participation from other leading life sciences investors. We appreciate their support and confidence in our team, platform and vision.

Combined with Korro Bio’s anticipated cash on hand at the time the merger and financing transactions, which is expected to close in the fourth quarter of 2023, the company expects to have $170 million on its balance sheet, which, on a pro forma basis, is expected to fund operations into 2026.

I will now turn call back to Ram for an overview of our platform and programs.

Ram Aiyar

(Slide 7)

Thanks Vineet. On Slide 7. In my experience, there are three key aspects to the success of any biotech company – the people, the technology and the lead asset, and we believe we have all of these elements needed for success.

We have an experienced leadership team that has deep know-how in the development of oligonucleotide-based therapeutics and successfully building novel therapeutics platforms. I’ll provide additional details on the team in the next slide.

Our proprietary RNA editing platform, named OPERA, is a powerful engine for generation of innovative oligonucleotide product candidates capable of precisely editing a single base on RNA, specifically an A-to-I base edit. The simplicity and elegance of our platform gives us an opportunity to generate a broad portfolio of programs both in rare as well as highly prevalent diseases.

Our lead program is a product candidate to potentially provide a disease modifying therapy for patients with AATD. AATD is a rare genetic disease with a single mutation, with a potential U.S. market opportunity in excess of $3 billion. With the planned concurrent financing announced today of approximately $117 million from leading life science investors, we believe that the combined company will have a pro forma cash runway into 2026. This we expect to take us through an interim data readout for our first clinical trial in our lead program in AATD.

(Slide 8)

In Slide 8. As I noted on the prior slide, having the right people and team is critical for success. We have been able to hire amazing individuals at Korro Bio, starting with our senior leadership team, who bring a diverse set of experience and expertise to bear. Between the senior team we have over 20 INDs filed, over 15 Phase 2 clinical development programs under our belt, and contributed to the approval of multiple drugs currently on the market. In addition, the broader team and culture we have at Korro Bio are critical components for its success where we share the same vision of generating medicines through a novel platform.

(Slide 9)

On Slide 9. We believe that our genetic code — let alone a change to a single base in that code — does not define who we are as people, and nor should it play such an outsized role in determining our health. Genetic mutations, including single nucleotide variants, implicated in disease have been found to be diverse in nature and can affect the function of genes and their associated downstream pathways. The ability to edit these bases so that they do not cause harm or to engineer new code that can improve human health opens the door to precision genetic medicines with the potential to transform the care and outcomes for people with both rare and highly prevalent diseases.

While several novel DNA editing approaches offer great promise for the treatment of certain rare diseases, they present significant risks with respect to highly prevalent diseases. These potential limitations have spurred exploration of alternative approaches to genetic medicine development, such as RNA editing.

(Slide 10)

Slide 10. RNA editing is a natural physiological process that occurs in cells where a specific single base edit is mediated by an enzyme called Adenosine Deaminase Acting on RNA, or simply ADAR. Our RNA editing approach involves co-opting this endogenous editing system via a proprietary engineered oligonucleotide to introduce a precise edit to RNA.

As shown in step 1 of this slide, we use a non-viral delivery system to introduce a highly optimized oligonucleotide designed to edit a specific adenosine on the target mRNA. This oligonucleotide binds to the target RNA, and the double-stranded structure formed is able to recruit the ADAR enzyme, as shown in step 2. The ADAR enzyme then effects a conversion of a single base of adenosine into an inosine, shown here in step 3. If the edit is in the coding region, as the edited RNA is translated by the ribosome to produce protein, the inosine is typically read as guanosine, or a G, changing the amino acid sequence that is incorporated into the new protein, and thus changing its function.

We are applying our cutting-edge technology platform to rewrite the future of medicine by editing the message encoded in our RNA. We have amassed a suite of capabilities and intellectual property that we believe will allow us to do this with incredible precision and efficiency in a broad array of diseases.

(Slide 11)

On Slide 11. I talk about our oligo-based RNA editing approach that provides multiple benefits compared with DNA editing strategies, which are summarized on this slide, specifically as it pertains to highly prevalent diseases. There is precedent or proof-of-concept in each of these five critical parameters for our platform shown here – specificity of editing, efficiency delivery to target cells in vivo, tolerability, ease of manufacturing, and a precedented regulatory path for oligo-based therapies. In contrast, DNA editing is either known not to meet these criteria or outstanding questions still remain. Based on this stark contrast, we are confident that oligo-based RNA editing will be the gold standard for therapeutic development as we bring editing to highly prevalent diseases.

(Slide 12)

We have amassed a preeminent suite of technologies and capabilities to build our RNA editing platform, or OPERA. OPERA relies on the following key components that enable Korro Bio to generate its differentiated product candidates: first, a deep understanding of ADAR biology, second, an expertise in oligonucleotide chemistry, third, a machine learning based optimization of oligonucleotides, and finally a fit-for-purpose delivery mechanism.

Each of these components of our OPERA platform are covered by a substantial intellectual property estate, which we believe is a significant barrier to entry that will allow us to operate broadly in this space with limited competition.

(Slide 13)

The versatility of RNA editing combined with our OPERA platform broadens the therapeutic space significantly. While our approach can be used to repair pathogenic single nucleotide variants, it can also engineer de novo variants and change amino acids on proteins that endow them with desired properties. All this while preserving their broader functional capabilities. We have demonstrated that a single RNA change can disrupt protein-protein interactions, prevent protein aggregation, selectively modulate ion channels and also activate kinases specifically.

These modification approaches can unlock validated target classes that have historically been difficult to drug, enabling Korro Bio to pursue a broad range of diseases traditionally out-of-scope for other genetic medicine approaches and current traditional drug modalities.

(Slide 14)

On Slide 14, we show that each of these approaches are being used within our deep pipeline that is fully-owned with high-value targets. During today’s call, I’m going to focus on the preclinical data supporting our lead program in AATD, but information about our other exciting programs will be available on the Form S-4 that will be filed with the SEC, and I look forward to sharing our progress on these programs with you in the future.

(Slide 15)

Now I’ll turn to our lead program in AATD in Slide 15.

AATD is an inherited genetic disorder that can cause severe progressive lung and liver disease due to a lack of normal alpha-1 antitrypsin protein, or A1AT, with varying intensity based on patient genotype and environmental factors. Patients often develop chronic obstructive pulmonary disorder, or COPD, in the lungs and/or cirrhosis of the liver, which can result in liver failure or death. There are an estimated 3.4 million individuals with deficiency allele combinations worldwide. One of the most common of these single nucleotide variants is the “Z” mutation, corresponding to a change of glutamate 342 to lysine, or the E342K mutation. Approximately 100,000 individuals in the U.S. have this more severe PiZZ genotype.

There is a single approved modality, augmentation therapy, a once-a-week infusion of pooled human plasma derived A1AT, that is approved for this therapy. It is minimally effective and does not adequately address either the lung or liver manifestations of this disease.

Consequently, we believe that the U.S. market for a therapy that could improve the existing standard of care and expands the treated population could be in excess of US $3 billion.

(Slide 16)

Our AATD candidate is designed to correct the underlying single nucleotide variants that leads to deficient levels of A1AT protein. We deliver this proprietary oligonucleotide with a lipid nanoparticle, or an LNP-based delivery system from Genevant, which is administered intravenously to restore production of functional A1AT. This lipid-based system is delivered to liver hepatocytes. The oligonucleotide drug product co-opts the naturally occurring ADAR pathway, repairing the disease mutation and restoring the production of functional alpha-1 antitrypsin. We are focused on restoring A1AT levels to those seen in patients with the MM genotype, who do not have SERPINA1 gene mutations, and those with the PiMZ genotype who have one normal copy of this gene and one mutated copy. We have shown that LNPs can be used in ADAR mediated editing processes to achieve high editing efficiencies and provide sustained delivery and an acceptable tolerability profile. This drug product can also be manufactured at a scale sufficiently to serve this large target population. We are on track to nominate a development candidate for our AATD program in the second half of 2023 and to submit a regulatory filing in the second half of 2024. On this timeline, we would potentially report data from our first clinical trial in the second half of 2025.

(Slide 17)

We believe our approach can potentially provide superior patient benefit compared with other investigational modalities. As I already noted, RNA-based strategies are manufactured as simple drug products, which is also the case for fusion proteins but not for DNA editing approaches. Our approach is also the only modality to alleviate both lung and liver manifestations of AATD in relevant animal models. It’s also the only one with the potential to restore functional A1AT protein levels to at least those observed in patients with the heterozygous MZ genotype. This we believe may be able to achieve levels near those for people without SERPINA1 mutations. Our oligo-based RNA editing approach also offers potential benefits with respect to tolerability compared with the other modalities shown here.

(Slide 18)

The next few slides show the proof-of-concept data for our AATD candidate in multiple model systems. This slide shows that that we have achieved more than 50% editing of human hepatocyte-like cells with the PiZZ genotype as well as in primary human hepatocytes from patients with the MZ genotype in vitro.

(Slide 19)

On Slide 19, we show that we have achieved greater than 60% editing in the PiZ mouse model of AATD following a single dose of our RNA-editing candidate. As a reminder, editing is measured as a number of RNA transcripts edited. We believe this is the highest editing efficiency observed across any modality based on data published to date for AATD. We also show that this level of editing results in increased levels of functional A1AT protein where none existed in this animal model.

(Slide 20)

Slide 20 shows the potential for our approach to address both the liver and lung manifestations of AATD. These results are from a preclinical in vivo study in which four groups of mice were given a low dose of our proprietary oligo and observed in a multi-dose study that lasted up to four weeks. We have been able to demonstrate activity lasting above 50% with weekly dosing in this animal model. This also has created an increase in total protein in circulation, and a rapid increase in normal protein over the 4-weeks up to 20uM. Not only do we see an increase in normal protein, we also see a decrease in liver aggregates with just 4 weeks of treatment. All of this data was generated with an off-the-shelf MC3 LNP, a similar formulation that has been used in an approved drug product.

(Slide 21)

This slide shows the correlation between the editing seen in the PiZ mouse model and editing seen in non-human primates, or NHPs, using an earlier generation of our AATD-targeted oligo. Since the human SERPINA1 gene in non-human primates does not harbor the E324K mutation, we are demonstrating that our oligonucleotide can edit within the coding region of the non-human primate gene and translate that editing from preclinical in vivo editing from the PiZ mouse model to non-human primates. This data shows that the evidence seen in PiZ mice translates very well into larger species in non-human primates and builds confidence in the potential translation into humans.

(Slide 22)

In slide 22, we show the results achieved when our proprietary oligo is delivered using the Genevant LNP. As shown on the left, this LNP has increased editing efficiency in the PiZ mouse model at a dose of 2 mg/kg compared with what was observed with a 3 mg/kg dose delivered with the MC3 LNP, which is shown in the inset. On the graph on the right, we have demonstrated an increase in normal protein level comprising up to 85% of total protein in circulation, up from 0% at baseline. And we believe that this has the potential of positive disease-modifying effects as we get into the clinic.

(Slide 23)

We are confident that we have a clear path to demonstrate potential clinical proof-of-concept for our AATD program in a relatively short period of time. As shown here, we’ve already selected three lead oligos and initiated CMC activities. We intend to nominate a development candidate in the second half of 2023, which we expect to test in studies to enable a regulatory filing in the second half of 2024. Depending on the evidence of activity and tolerability for our candidate in its first clinical trial, we plan to pursue expedited regulatory pathways, including potentially requesting Fast Track Designation and Breakthrough Therapy Designation.

(Slide 24)

What I’ve had the opportunity to share with you today is a brief snapshot of the many ways in which Korro Bio is uniquely positioned to expand the frontiers of genetic medicines.

The key things to know about Korro Bio today — which I introduced at the start of my remarks — are summarized on this slide here again.

In closing, I would like to take this opportunity to thank the teams at Korro and Frequency for their diligence and collaboration in structuring a merger that we believe will truly benefit patients and each company’s shareholders. I also thank the syndicate of leading investors who participated in our planned concurrent financing as well as everyone who has joined us this morning for your time. I look forward to sharing our progress with you in the months ahead.

Operator

This concludes today’s call. You may now disconnect.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction between Frequency and Korro Bio. In connection with the proposed transaction, Frequency intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Frequency and that will constitute a prospectus with respect to shares of Frequency’s common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). Frequency may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Frequency may file with the SEC. INVESTORS, KORRO BIO STOCKHOLDERS AND FREQUENCY STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY FREQUENCY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Korro Bio stockholders and Frequency stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Frequency, Korro Bio and the proposed transaction that are or will be filed with the SEC by Frequency through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency will also be available free of charge on Frequency’s website at https://frequencytx.gcs-web.com/sec-filings or by contacting Frequency’s investor relations department by email at investorrelations@frequencytx.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Frequency and certain of its directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Frequency stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Frequency’s stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by Frequency. Investors and security holders of Korro Bio and Frequency are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Frequency carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Korro Bio and Frequency through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency can be obtained free of charge by directing a written request to Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300 Lexington, MA 02421.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Frequency and Korro Bio and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Frequency and Korro to consummate the proposed transaction; (iii) the ability of Frequency and Korro to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Frequency, Korro or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Frequency’s and/or Korro’s respective businesses; (vii) the ability of Frequency and Korro to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Frequency’s or Korro’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Frequency’s or Korro’s ability to pursue certain business opportunities or strategic transactions; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Frequency’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Frequency’s Form 10-Q for the fiscal year ended March 31, 2023. Frequency can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, Frequency undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.